1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

May 12, 2015

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Jay Williamson, Division of Investment Management

Re:                             Morgan Stanley Institutional Fund Trust (the “Fund”)

(File No. 2-89729; 811- 03980)

Dear Mr. Williamson:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of Class IS shares of the Global Strategist Portfolio (the “Portfolio”), filed with the Securities and Exchange Commission (the “Commision”) on March 13, 2015.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Commission staff’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 133 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about May 12, 2015.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1. This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

COMMENTS TO THE PROSPECTUS

Comment 2.

Consistent with the Staff’s position regarding funds with “Global” in their name, please confirm that the Portfolio invests a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world. Please also disclose this in the Principal Investment Strategies section of the prospectus. Further, while the Staff recognizes the three country test, it does not believe that this is, in and of itself, sufficient, and instead should be used as part of explanatory language regarding how a fund invests a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world. Please also revise the prospectus disclosure to discuss what it means “to invest” and how it is determined that an investment is economically tied to a particular country.

Response 2.                               We hereby confirm that the Portfolio invests a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world. Consistent with footnote 42 to the release adopting Rule 35d-1 (Release No. IC-24828, January 17, 2001), the Portfolio intends to invest its assets in investments that are economically tied to a number of countries throughout the world. We would respectfully note that we believe that the current prospectus disclosure is consistent with the requirements of Rule 35d-1 and Form N-1A.

Comment 3.	Please revise the disclosure such that the fee waiver for the Portfolio is reflected in the Portfolio’s Expense Example only for the one-year period it is contractually obligated to continue.

Response 3.                               The fee waiver is reflected in the Portfolio’s Expense Example for those periods for which the fee waiver is expected to continue. Pursuant to Instruction 4(a) to Item 3 of Form N-1A, an adjustment to reflect any expense reimbursement or fee waiver arrangement may be reflected in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue. Morgan Stanley Investment Management Inc. (“MSIM Inc.”), the investment adviser to the Portfolio, expects the fee waiver and/or expense reimbursement to continue indefinitely, unless terminated by the Fund’s Board of Trustees.

Comment 4.	Because the Portfolio is not a “New Fund,” please use actual expenses for the most recently completed fiscal year as the basis for the fee table.

Response 4.                               We respectfully acknowledge the comment; however, we would note that we believe that the Class IS shares of the Portfolio are a “New Fund” under Instruction 6 to Item 3 of Form N-1A, as the Class IS shares have not commenced operations as of the date of the registration statement and thus have no financial statements to include in the registration statement.

Comment 5.	Please relocate the footnotes in the summary section of the prospectus to follow the Fee Table and not the Expense Example.

Response 5. We respectfully acknowledge the comment; however, we would note that we believe that the current disclosure is consistent with the requirements of Form N-1A.

Comment 6.	Please revise the disclosure to indicate the specific date on which the Portfolio’s fee waiver is expected to expire.

Response 6. We respectfully acknowledge the comment; however, we believe that the current disclosure complies with the requirements of Item 3 of Form N-1A.

Comment 7.	Please discuss supplementally (i) who developed the Portfolio’s custom index, (ii) which affiliates were involved, if any, and (iii) why the index was chosen for the Portfolio.

Response 7.                               MSIM Inc. designed the customized benchmark. To MSIM Inc.’s knowledge, there is no broad-based, commercially available index that captures the Portfolio’s multi-asset investible universe. As a result, MSIM Inc. designed a customized index that blends the Portfolio’s asset classes in an effort to provide shareholders with a more meaningful comparison to Portfolio performance than a broad-based index reflecting only one of the Portfolio’s assets classes. We note that the Portfolio does maintain a broad based index as a primary benchmark as required by Form N-1A. No affiliates of the Fund other than MSIM Inc. were involved with the construction of the customized index. One of the components of the customized index is provided by MSCI, formerly an affiliate of MSIM Inc.

Comment 8.

Please remove references to Class IS from the average annual total returns table. The disclosure is not applicable and we believe that this impairs the comparability. Alternatively, please explain how inclusion of Class IS is consistent with the instructions to Item 4 of Form N-1A.

Response 8.                               We respectfully acknowledge the comment; however, we believe that the current disclosure is consistent with the requirements of Item 4 of Form N-1A, as it provides clarity that, consistent with the Instructions to Item 4, returns for a share class that has been in operation for less than a year have been deliberately omitted from the disclosure.

Comment 9.

Please include in the prospectus financials for each Class of the Portfolio other than Class IS and please file an independent registered public accounting firm consent as an exhibit to the registration statement.

Response 9.                               We respectfully acknowledge the comment; however, we believe that the Portfolio’s current disclosure is consistent with requirements of Item 13 of Form N-1A. A consent of the Fund’s independent registered public accounting firm will be filed as an exhibit to Post-Effective Amendment No. 133 to the Fund’s registration statement.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 10.	With respect to fundamental investment limitation seven, please consider revising the disclosure to note that the Fund will not concentrate in any industry or group of industries.

Response 10.                        We respectfully acknowledge the comment; however, we believe that the current disclosure is appropriate and consistent with Section 8(b)(1)(E) of the Investment Company Act of 1940, as amended and Item 16(c)(1)(iv) of Form N-1A.

Comment 11.	Please revise non-fundamental investment limitation four to clarify that there are no exceptions to the limitations on the Portfolio’s investments in illiquid securities.

Response 11.                        We respectfully acknowledge the comment; however we would note that the current disclosure clarifies that certain securities that are subject to restrictions on sale may nonetheless be liquid securities and does not suggest any exception to the Portfolio’s limits on investments in illiquid securities.

Comment 12.	Please explain how the Trustee’s deferred compensation is deemed to be invested in the Fund Complex.

Response 12.                        Each Trustee may decide to defer his/her receipt of compensation and invest such monies directly in certain funds in the Fund Complex. Accordingly, such compensations is appropriately considered to be invested within the Fund Complex.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Gladys Chang of Morgan Stanley at (212) 296-6147 (tel) or (212) 507-8213 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss
Stuart M. Strauss

cc:                                Joseph C. Benedetti

Daniel E. Burton

Gladys Chang